FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                  1. Quarterly Report for the Quarter Ended June 30, 2005
                  2. Press Release dated September 13, 2005

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended June 30, 2005

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


             Bermuda                                   N/A
  (Country of Incorporation)          (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code: (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No
                                             ---   ---

      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                   Class                          Outstanding at June 30, 2005
   ---------------------------------------        ----------------------------
   Common Stock, par value $0.01 per share               19,023,645


------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                 THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005


                                ITEMS IN FORM 6-K


                                                                            Page

PART I - FINANCIAL INFORMATION.................................................4

  Item 1.   Financial Statements...............................................4

            Condensed Consolidated Balance Sheets
            June 30, 2005 (unaudited) and December 31, 2004....................4

            Condensed Consolidated Statements of Operations
            for the Three Months and Six Months Ended June 30, 2005
            (unaudited) and 2004 (unaudited)...................................5

            Condensed Consolidated Statements of Shareholders' Equity
            for the Six Months Ended June 30, 2005 (unaudited) and
            2004 (unaudited)...................................................6

            Condensed Consolidated Statement of Cash Flows
            for the Six Months Ended June 30, 2005 (unaudited)
            and 2004 (unaudited)...............................................7

            Notes To The Condensed Consolidated Financial Statements...........8

   Item 2.  Management's Discussion and Analysis of Financial Condition
            and Results of Operations.........................................14

   Item 3.  Quantitative and Qualitative Disclosures about Market Risk........17

   Item 4.  Controls and Procedures...........................................17


PART II - OTHER INFORMATION...................................................18

   Item 1.  Legal Proceedings.................................................18

   Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.......18

   Item 3.  Defaults Upon Senior Securities...................................18

   Item 4.  Submission of Matters to a Vote of Security Holders...............18

   Item 5.  Other Information.................................................18

   Item 6.  Exhibits..........................................................18

PART I - FINANCIAL INFORMATION

Item 1.  Financial Information.

                                              RADICA GAMES LIMITED
                                           CONSOLIDATED BALANCE SHEETS
                                       JUNE 30, 2005 AND DECEMBER 31, 2004

(US dollars in thousands, except share data)                                   June 30,          December 31,
                                                                             ------------        ------------
                                                                                 2005                2004
                                                                             ------------        ------------
                                                                              (unaudited)
                                     ASSETS
Current assets:
   Cash and cash equivalents                                                  $   21,145         $     27,614
   Investment securities                                                           9,857               12,456
   Accounts receivable, net of allowances for doubtful accounts
     of $131 ($148 as at December 31, 2004)                                       16,709               18,359
   Inventories                                                                    39,097               26,818
   Prepaid expenses and other current assets                                       5,055                3,374
   Income taxes receivable                                                            23                  168
   Deferred income taxes                                                           2,027                1,850
                                                                             ------------        ------------
     Total current assets                                                         93,913               90,639

Property, plant and equipment, net                                                14,340               11,480

Goodwill                                                                               -                6,015

Other assets                                                                         843                  854

Deferred income taxes, noncurrent                                                  1,013                  953
                                                                             ------------        ------------
     Total assets                                                            $   110,109         $    109,941
                                                                             ============        ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable                                                          $    15,479         $     10,770
   Accrued warranty expenses                                                         700                1,070
   Accrued payroll and employee benefits                                           1,415                1,486
   Other accrued liabilities                                                       5,712                5,251
   Income taxes payable                                                              136                  287
                                                                             ------------        ------------
     Total current liabilities                                                    23,442               18,864
                                                                             ------------        ------------
     Total liabilities                                                            23,442               18,864
                                                                             ------------        ------------
Shareholders' equity:
   Common stock
     par value $0.01 each, 100,000,000 shares authorized, 19,023,645 shares
     outstanding (18,738,112 as at December 31,  2004)                               190                  187
   Additional paid-in capital                                                      5,861                4,610
   Retained earnings                                                              81,265               85,909
   Deferred compensation                                                            (356)                   -
   Accumulated other comprehensive (loss) income                                    (293)                 371
                                                                             ------------        ------------
     Total shareholders' equity                                                   86,667               91,077
                                                                             ------------        ------------
     Total liabilities and shareholders' equity                              $   110,109         $    109,941
                                                                             ============        ============

                      See accompanying notes to the consolidated financial statements.


                                                         4

                                     RADICA GAMES LIMITED
                           CONSOLIDATED STATEMENTS OF OPERATIONS
                    THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

                                                     Three months ended June 30,    Six months ended June 30,
(US dollars in thousands,                            ---------------------------    -------------------------
 except per share data)                                   2005          2004           2005          2004
                                                      ------------   -----------    -----------   -----------
                                                       (unaudited)   (unaudited)    (unaudited)   (unaudited)
Revenues:
   Net sales                                               31,131        18,799         53,605        30,924
   Cost of goods sold
     (exclusive of items shown separately below)          (21,659)      (12,647)       (35,417)      (19,632)
                                                      ------------   -----------    -----------   -----------
   Gross profit                                             9,472         6,152         18,188        11,292
                                                      ------------   -----------    -----------   -----------
Operating expenses:
   Selling, general and administrative expenses            (6,032)       (5,206)       (12,691)      (10,195)
   Research and development                                  (892)         (869)        (2,089)       (1,798)
   Depreciation and amortization                             (458)         (429)          (862)         (850)
   Impairment of goodwill                                  (6,015)            -         (6,015)            -
                                                      ------------   -----------    -----------   -----------
      Total operating expenses                            (13,397)       (6,504)       (21,657)      (12,843)

Operating loss                                             (3,925)         (352)        (3,469)       (1,551)

Net interest and other income                                 226           187            445           418

Foreign currency gain (loss), net                              14            72            (11)           44
                                                      ------------   -----------    -----------   -----------
Loss before income taxes                                   (3,685)          (93)        (3,035)       (1,089)

Income tax benefit                                            248           264             93           148
                                                      ------------   -----------    -----------   -----------
Net (loss) profit                                     $    (3,437)   $      171     $   (2,942)   $     (941)
                                                      ============   ===========    ===========   ===========
Net (loss) profit per share:
   Basic                                              $     (0.18)   $     0.01     $    (0.16)   $    (0.05)
                                                      ============   ===========    ===========   ===========
   Diluted                                                  (0.18)         0.01          (0.16)        (0.05)
                                                      ============   ===========    ===========   ===========
Weighted average number of common and
  common equivalent shares:
   Basic                                               19,005,208    18,620,108     18,932,945    18,595,387
                                                      ============   ===========    ===========   ===========
   Diluted                                             19,005,208    19,499,899     18,932,945    18,595,387
                                                      ============   ===========    ===========   ===========
Cash dividends declared per share
   (4.5 cents declared and paid for each quarter
   ended March 31 and June 30, 2005; 4 cents per
   quarter in 2004)                                   $     0.045    $    0.040     $    0.090    $    0.080
                                                      ============   ===========    ===========   ===========

                          See accompanying notes to the consolidated financial statements.


                                                         5

                                                        RADICA GAMES LIMITED
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                   AND COMPREHENSIVE INCOME (LOSS)
                                               SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(US dollars in thousands)
                                           Common stock                                                Accumulated
                                           ------------         Additional                                 other         Total
                                      Number                     paid-in      Deferred    Retained     comprehensive  shareholders'
                                     of shares      Amount       capital    compensation  earnings     income (loss)     equity
                                    ----------     --------     ---------   ------------  --------     -------------  -------------
Balance at December 31, 2004        18,738,112     $     187    $   4,610    $       --   $ 85,909       $      371      $  91,077
Issuance of stock                       46,499             1          392          (393)        --               --             --
Stock options exercised                239,034             2          859            --         --               --            861
Amortization of unearned
restricted shares                           --            --           --            37         --               --             37
Dividends declared                          --            --           --            --     (1,702)              --         (1,702)
Net loss                                    --            --           --            --     (2,942)              --         (2,942)
Unrealized loss on investment
  securities available-for-sale,
  net of nil tax                            --            --           --            --         --               (7)            (7)
Foreign currency translation,
     net of nil tax                         --            --           --            --         --             (657)          (657)
                                    ----------    ----------   ----------    -----------  --------       -----------     ----------
Balance at June 30, 2005            19,023,645     $     190    $   5,861    $     (356)  $ 81,265       $     (293)     $  86,667
                                    ==========    ==========   ==========    ===========  ========       ===========     ==========

Balance at December 31, 2003        18,225,204           182        3,517            --     85,437               20         89,156
Issuance of stock                        1,156            --           11            --         --               --             11
Stock options exercised                399,868             4          781            --         --               --            785
Dividends declared                          --            --           --            --     (2,235)              --         (2,235)
Net loss                                    --            --           --            --       (941)              --           (941)
Unrealized loss on investment
  securities available-for-sale,
  net of nil tax                            --            --           --            --         --             (121)          (121)
Foreign currency translation,
  net of nil tax                            --            --           --            --         --              (20)           (20)
                                    ----------    ----------   ----------    -----------  --------       -----------     ----------
Balance at June 30, 2004            18,626,228     $     186    $   4,309    $       --   $ 82,261       $     (121)     $  86,635
                                    ==========    ==========   ==========    ===========  ========       ===========     ==========

The comprehensive loss of the Company, which represents the aggregate of the net loss, unrealized loss on investment securities available-for-sale and the foreign currency translation adjustments, was $(3,606) and $(1,082) for the six months ended June 30,
2005 and 2004.

                            See accompanying notes to the consolidated financial statements.


                                                                 6

                                             RADICA GAMES LIMITED
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(US dollars in thousands)
                                                                       2005               2004
                                                                   -----------        -----------
                                                                   (unaudited)        (unaudited)
Cash flow from operating activities:
Net loss                                                           $   (2,942)        $     (941)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
   Deferred income taxes                                                 (237)               307
   Depreciation                                                           862                850
    Impairment of goodwill                                              6,015                  -
   Gain on disposal of property, plant and equipment                      (54)                 -
   Compensatory elements of stock issuances                                37                 11
   Proceeds from sale of trading securities                             2,616              1,500
   Realized gain on trading securities                                    (24)                 -
   Unrealized gain on trading securities                                    -                (56)
   Changes in current assets and liabilities:
     Decrease in accounts receivable                                    1,650              6,301
     Increase in inventories                                          (12,279)           (11,145)
     Increase in prepaid expenses and other current assets             (1,681)            (2,477)
     Increase in accounts payable                                       4,709              5,015
     Decrease in accrued payroll and employee benefits                    (71)               (76)
     Decrease in accrued warranty expenses                               (370)              (540)
     Increase (decrease) in other accrued liabilities                     461               (782)
     (Decrease) increase in net income taxes payable                       (6)               138
                                                                   -----------        -----------
Net cash used in operating activities                                  (1,314)            (1,895)
                                                                   -----------        -----------
Cash flow from investing activities:
   Proceeds from sale of property, plant and equipment                     55                222
   Purchase of property, plant and equipment                           (3,712)            (1,583)
                                                                   -----------        -----------
Net cash (used in) provided by investing activities                    (3,657)            (1,361)
                                                                   -----------        -----------
Cash flow from financing activities:
   Proceeds from stock options exercised                                  861                785
   Dividends paid                                                      (1,702)            (1,487)
                                                                   -----------        -----------
Net cash used in financing activities                                    (841)              (702)
Effect of currency exchange rate change                                  (657)               (20)
                                                                   -----------        -----------
Net decrease in cash and cash equivalents                              (6,469)            (3,978)
Cash and cash equivalents:
   Beginning of period                                                 27,614             13,944
                                                                   -----------        -----------
   End of period                                                   $   21,145         $    9,966
                                                                   ===========        ===========

                   See accompanying notes to the consolidated financial statements.


                                                   7

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company" or "Radica") have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements contain all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position of the Company as of June 30, 2005, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Changes from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     The Company elected to follow Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the incremental effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the period:

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

                                               Three months ended June 30,       Six months ended June 30,
                                               --------------------------       ---------------------------
                                                   2005            2004            2005              2004
                                               ----------      ----------       ---------         ---------
Net income (loss) as reported                  $  (3,437)      $     171        $  (2,942)        $    (941)
Deduct total stock-based employee
     compensation expense determined
     under fair-value-based method
     for all rewards, net of tax                    (171)           (124)            (302)             (250)
                                               ----------      ----------       ---------         ---------
Pro forma net income (loss)                    $  (3,608)      $       47       $  (3,244)        $  (1,191)
                                               ==========      ==========       =========         =========
Reported net income (loss) per share           $   (0.18)      $     0.01       $   (0.16)         $  (0.05)
                                               ==========      ==========       =========         =========
Pro forma net income (loss) per share          $   (0.19)      $       --       $   (0.17)         $  (0.06)
                                               ==========      ==========       =========         =========

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the United States Securities and Exchange Commission issued a new rule that a public company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company is evaluating when it will adopt SFAS 123R and is in the process of evaluating the impact of this standard on its financial statements. The pro forma results disclosed above are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in inventory cost as a component of overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net profit or shareholders' equity.

2.   NET (LOSS) PROFIT PER SHARE

     Basic net (loss) profit per share is based on the weighted average number of shares of common stock, and with respect to diluted net profit per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net profit per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share as the effect would be anti-dilutive.

     The following table sets forth the computations of net (loss) profit per share:

                                                 Three months ended June 30,             Six months ended June 30,
                                              -------------------------------        ---------------------------------
                                                  2005                2004               2005                2004
                                              ------------        -----------        ------------        ------------
Numerator for basic and
     diluted net profit per share:
  Net (loss) profit                           $     (3,437)       $       171        $     (2,942)       $       (941)
                                              ============        ===========        ============        ============
Denominator:
   Basic weighted average shares                19,005,208         18,620,108          18,932,945          18,595,387
   Effect of dilutive options                           --            879,791                  --                  --
                                              ------------        -----------        ------------        ------------
   Diluted weighted average shares              19,005,208         19,499,899          18,932,945          18,595,387
                                              ============        ===========        ============        ============
Basic net (loss) profit per share:            $      (0.18)       $      0.01       $       (0.16)       $      (0.05)
                                              ============        ===========        ============        ============
Diluted net (loss) profit per share:          $      (0.18)       $      0.01       $       (0.16)       $      (0.05)
                                              ============        ===========        ============        ============

3.   SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company historically had two reportable segments from which it derives its revenues: the Game and Youth Electronics business that sells product under the Company's Radica(R), Play TV(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. During the period ended June 30, 2005 the Games and Youth Electronics business represented over 90% of the consolidated revenue, profits, and assets. The Company no longer views the video game accessory business as a separate segment for either internal reporting purposes or for making decisions about resource allocation. Accordingly, as of and for the quarter and six-month period ended June 30, 2005, the Company has only one reportable segment.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005)
                            (US dollars in thousands)

4.   GOODWILL

     On June 24, 1999, the Company purchased Leda Media Products Limited, now called Radica UK Limited ("Radica UK") for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. As a result, the Company recorded the excess of net assets purchased (goodwill) of approximately $12,069 resulting from the adjusted purchase price. The goodwill was allocated to the Video Games Accessories reporting unit and is not tax deductible.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS 142, and quarterly thereafter, the Company has tested to determine whether the goodwill was impaired and the extent of such impairment.

     For the year ended December 31, 2004, the methods used in the Company's testing of goodwill impairment were as follows: The Company determined the fair market value of the VGA segment by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, the Company followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company's expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. The Company then compared the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. Because the fair value of the VGA reporting unit was less than the carrying value, the second step was performed which compared the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill. After performing this evaluation for the year ended December 31, 2004, the Company recognized a goodwill impairment of $3,536. The adjustment was the result of a lower sales forecast for fiscal years 2005 through 2009 which was largely predicated by the Company's newly adopted strategy of concentrating on the innovative, higher margin sector of the market.

     At December 31, 2004 the Company's goodwill was $6,015 net of the impairment charge of $3,536 recorded during the 4th quarter of 2004 and accumulated amortization of $2,518 which was charged to operating expenses prior to the adoption of SFAS No. 142.

     In 2005, Microsoft announced the introduction of its new platform, Xbox360(TM), for distribution in Fall 2005. Shortly thereafter, Sony announced the introduction of its new Playstation(R) platform for distribution sometime in 2006. These announcements have created uncertainty in the marketplace concerning existing video game platforms and have resulted in reduced orders of the Company's VGA products. In addition, initial placement of the Company's Black Diamond(TM) line of products for the Sony PSP(TM) has been less than originally forecasted. As of year end 2004 the introduction dates of the Xbox and Playstation platforms were not known and the Company had not yet shown its Black Diamond line of Sony PSP products to retail customers. As a result, the goodwill impairment analysis as of December 31, 2004 showed an implied goodwill value of $6,015. The occurrence of these events and change in circumstances indicated that it is more likely than not that the fair value of the VGA reporting unit is below its carrying amount. Accordingly, as required by SFAS No. 142, the Company performed a goodwill impairment analysis during the quarter ended June 30, 2005. The analysis indicated that the carrying value of the reporting unit's goodwill exceeds the implied fair value of the goodwill resulting in an impairment loss of $6,015 recognized during the quarter. After this impairment charge, the goodwill related to the VGA reporting unit was reduced to zero.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005)
                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major category consists of the following:

                            June 30,         December 31,
                              2005               2004
                          -----------        -----------
Raw materials             $     6,464        $     4,017
Work in progress               14,079              6,830
Finished goods                 18,554             15,971
                          -----------        -----------
                          $    39,097        $    26,818
                          ===========        ===========


6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                              June 30,         December 31,
                                                2005               2004
                                           -------------       ------------

     Land and buildings                    $      9,413          $   9,431
     Plant and machinery                         10,021              8,142
     Furniture and equipment                      8,479              8,196
     Leasehold improvements                       3,274              3,067
     Construction-in-progress                       998                265
                                           -------------       ------------
        Total                              $     32,185          $  29,101
     Less accumulated depreciation
        and amortization                        (17,845)           (17,621)
                                           -------------       ------------
        Total, net                         $     14,340          $  11,480
                                           =============       ============


7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                              June 30,         December 31,
                                                2005               2004
                                           ------------        ------------
Accrued advertising expenses               $        945           $    910
Accrued license and royalty fees                  1,549              1,963
Commissions payable                                  66                 93
Other accrued liabilities                         3,152              2,285
                                           ------------        ------------
     Total                                 $      5,712          $   5,251
                                           ============        ============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005)
                            (US dollars in thousands)

8.   PLEDGE OF ASSETS

     At June 30, 2005, the Company had general banking facilities including overdraft and trade facilities totaling $3,796 available to be drawn upon. The facilities were collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $2,562.

9.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their intellectual property ("IP") rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On June 29, 2004, Lemelson filed its notice of appeal to the Court of Appeals for the Federal Circuit. In early 2005, the parties completed briefing for the appeal and a hearing was held before the United States Court of Appeals for the Federal Circuit on June 8, 2005. A decision from the Court is expected before the end of the year.

     In March 2005 the Company received a letter from a third party (AtGames Holdings Ltd., or AtGames) challenging the exclusivity of the Company's manufacturing, vendor and distributor agreement with Sega Toys, which was represented to give us exclusive rights to the Play TV Sega Genesis games in the United States and certain other countries. Subsequently, the Company has worked closely with Sega Toys and Sega Corporation in an attempt to clarify our rights. The Company continues to believe that it has a strong position on the merits of the dispute as well as certain rights to indemnification from Sega Toys. Sega Corporation has advised the Company in writing that Sega has not granted AtGames any right to license Sega's Genesis/Mega Drive game titles for incorporation in TV game pads intended for worldwide markets. AtGames contends otherwise. Sega and AtGames have submitted their dispute to arbitration, and the arbitration hearing is currently scheduled to begin in November 2005. Sega further stated its understanding that under the agreement between Radica and Sega Toys, Sega Toys has granted Radica the exclusive right to sell Play TV products incorporating selected Sega Genesis game titles in the United States and certain other territories under a license granted by Sega to Sega Toys.

     On June 13, 2005, AtGames filed a complaint against Radica Games Limited and its subsidiary Radica (Macao Commercial Offshore) Limited, or Radica Macao, in the California Superior Court, County of Los Angeles, alleging intentional interference with contract and unfair competition. The complaint seeks substantial compensatory damages, punitive damages, declaratory relief and injunctive relief. The Company considers this suit to be without merit and intends to defend against it vigorously. As part of this defense, the Company has removed the case to the Federal District Court, Central District of California, and has filed a motion to stay pending the outcome of the arbitration discussed above between Sega and AtGames, and a special motion to strike. AtGames has filed a motion to remand the case to the California Superior Court. These motions are expected to be considered by the court in September 2005.

     In addition, and supplemental to two prior indemnification demands, the Company has made formal demand on Sega Toys for indemnification respecting the action filed by AtGames.

     The Company cannot predict the outcome of the Lemelson and AtGames cases or the effect of such litigation on the financial results of the Company. No accrual has been recorded at June 30, 2005 and December 31, 2004 in respect of the Lemelson and AtGames cases or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong,  Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture most of our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - our products include casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV(R) games, Girl Tech(R) and Barbie(TM) girls electronic lines, the 20Q(TM) line of electronic and tabletop games, the Cupcakes(R) doll line, the Nitro Battlerz(TM) remote control car product, the Street Muttz(TM) plush line and video game accessories sold under the Gamester(R) brand. Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2004 we had the third largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales:

                                                   Three months ended June 30,
                                                  -----------------------------
                                                    2005                 2004
                                                  --------             --------
Net sales                                          100.0%               100.0%
Cost of goods sold                                 (69.6%)              (67.3%)
Gross margin                                        30.4%                32.7%

Selling, general and administrative expenses       (19.4%)              (27.7%)
Research and development                            (2.9%)               (4.6%)
Depreciation and amortization                       (1.4%)               (2.3%)
Impairment of goodwill                             (19.3%)                0.0%

Operating loss                                     (12.6%)               (1.9%)

Net interest and other income                        0.7%                 1.0%
Foreign currency gain, net                           0.1%                 0.4%

Loss before income taxes                           (11.8%)               (0.5%)
Income tax benefit                                   0.8%                 1.4%
Net (loss) profit                                  (11.0%)                0.9%


We reported a net loss for the second quarter of 2005 of ($3.4) million or ($0.18) per diluted share compared to a net profit of $0.2 million or $0.01 per diluted share in the second quarter of 2004.

Summary of sales achieved from each category of products and services:

                                                          Three months ended June 30,
                                    ---------------------------------------------------------------------
                                                  2005                                 2004
                                    --------------------------------      -------------------------------

                                     % of Net                Net            % of Net             Net
Product Lines                       Sales Value          Sales Value      Sales Value         Sales Value
---------------------------------   -----------          -----------      -----------         -----------
(US dollars in thousands)
Electronic Games                           73.8%            $ 22,990             58.8%           $ 11,059
Youth Electronics                          10.0%               3,104             15.2%              2,848
Other Electronic Toys                       2.1%                 648              3.0%                565
Video Game Accessories                      5.9%               1,847             10.7%              2,016
Manufacturing Services                      8.2%               2,542             12.3%              2,311
                                    -----------          -----------      -----------         -----------
Total                                     100.0%            $ 31,131            100.0%           $ 18,799
                                    ===========          ===========      ===========         ===========


Sales for the second quarter increased by 66% to $31.1 million from $18.8 million in the quarter ended June 30, 2004 due mainly to the continued success of the 20Q(TM) product line but also due to increases in all product lines except Video Game Accessories ("VGA"). Compared to the sales for the same period in 2004, Radica branded sales (excluding Manufacturing Services) grew by 73%, with U.S. branded sales increasing by 47%, European sales increasing by 174% and Other International sales increasing by 106%. Manufacturing services grew by 10%.

Gross profit margin for the second quarter of 2005 was 30.4% compared to 32.7% in the second quarter of 2004. This decrease in gross margin was due to provisions taken against inventories during the quarter amounting to $1.5 million without which, the gross margin for the quarter would have been 35.1%. Of these provisions, $1.0 million were related to the VGA line.

During the first half of 2005, both Microsoft and Sony announced the introduction of replacement platforms for their Xbox(TM) and Playstation(R) products. The new Xbox product, Xbox 360(TM), is scheduled to begin shipping in Fall of 2005 and the new Playstation platform is slated for a 2006 introduction. This has created significant uncertainty in the market that has resulted in reduced orders of our VGA products for the existing platforms. Microsoft is allowing approved vendors to enter into a licensing agreement that will give manufacturers the right to purchase chips that will make their video game accessories compatible with the new platform. However, we are unclear as to the potential accessory needs of the new platform or the potential market for the platform. We are in the process of negotiating a licensing agreement with Microsoft to sell video game accessories for Xbox 360(TM) but several key points of the agreement are unresolved and there is no assurance that we will enter into the agreement. To date, we are not aware that Sony has made licensing opportunities available to video game accessory manufacturers and we have no evidence that leads us to believe they will do so. Additionally, they could create security features around the platform that would prevent us from creating and manufacturing product for the platform. During 2005, we introduced our new Black Diamond(TM) line of products for the Sony PSP(TM) platform. To date, placement of this product at retail has been less than originally forecasted and we are doubtful that we will be able to make up this shortfall by year-end.

As a result of these uncertainties and the adverse change in business climate, we conducted a goodwill impairment analysis as of the quarter ended June 30, 2005 and recorded an impairment charge of $6.0 million related to the remaining goodwill associated with our VGA product line, Gamester(R). Operating expenses increased to $13.4 million for the quarter from $6.5 million in the second quarter of 2004. The increase was due to the effect of the $6.0 million non-cash impairment charge against goodwill, increased advertising, commissions (related to higher sales) and staff salaries offset by decreased promotional expenses.

The following table shows the major operating expenses:

                                                  Three months ended June 30,
                                                 -----------------------------
(US dollars in thousands)                           2005                 2004
                                                 ---------             --------
Advertising expenses                             $     630            $     404
Other selling and promotion expenses                   797                  793
Indirect salaries and bonus                          2,399                2,083
Other general & administrative expenses              2,207                1,926
Research and development expenses                      891                  869
Depreciation and amortization                          459                  429
Impairment of goodwill                               6,015                    -

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investment securities totaled $31.0 million at June 30, 2005 as compared to $40.1 million at December 31, 2004. The $9.1 million decrease was due to a variety of factors, including a dividend payment ($1.7 million), the purchase of property plant and equipment ($3.7 million), mainly in connection with the previously announced factory expansion and cash used for operating activities ($4.6 million), caused primarily by seasonal increases in inventories and decreases in accounts payable and accrued expenses, offset by a decrease in accounts receivable. These decreases were partially offset by proceeds from stock options exercised during the quarter ($0.9 million). In April 2005, we purchased $9.0 million of Chinese Renminbi ("RMB"), which is on deposit at HSBC in China. The Chinese Government recently revalued its currency, the Renminbi, by approximately 2.1%. As a result of the deposit, management believes the revaluation will not have a significant impact on the results of operations in 2005 as the foreign exchange gain on the RMB deposit will substantially offset the increase in operating costs resulting from the revaluation.

Our accounts receivable were $16.7 million at June 30, 2005 as compared to $18.4 million at December 31, 2004. Inventories increased to $39.1 million from $26.8 million at December 31, 2004. Our business is inherently seasonal. Normally our sales have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. The decrease in accounts receivable related primarily to the decrease in sales in the second quarter of 2005 compared to the fourth quarter of 2004. The inventory increase from December 31, 2004 was primarily due to a company initiative to accelerate annual production of certain staple electronic games and toys, primarily from our 20Q(TM) and Heritage lines, in order to free factory capacity during the peak production period of summer and early fall to avoid the overcapacity issues that were experienced in 2004. Such seasonal changes in assets and liabilities are typical for the toy industry and should partially reverse by year-end.

Current liabilities were $23.4 million at June 30, 2005, up $4.5 million from the $18.9 million reported at December 31, 2004. This was due to an increase in payables. There was no debt at June 30, 2005 and December 31, 2004.

At June 30, 2005, we had net assets of $86.7 million compared with $91.1 million at December 31, 2004. We had no derivative instruments or off-balance sheet financing activities during the quarter ended June 30, 2005. We believe that our existing cash, investment securities and credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2005, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 4, April 12 and July 7, 2005, we declared first, second and third quarter dividends each of 4.5 cents per share which were paid on January 31, April 29 and July 29, 2005, respectively.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5, operating and financial review and prospects" in our 2004 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2004 Form 20-F, and the Form 6-K filings on June 15, 2005 and August 16, 2005.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The market risk disclosures have not materially changed from those appearing in our 2004 Form 20-F (see Item 11).

ITEM 4.     CONTROLS AND PROCEDURES

         Not Applicable.

PART II - OTHER INFORMATION

Item 1.   Legal Proceedings

         See Note 8 to the accompanying Financial Statements.

Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds

         There were no unregistered sales of equity securities in the quarterly period covered by this report, except that, as disclosed in the Company's filings under the Securities Exchange Act of 1934, the Company permits any outside director to elect to receive some or all of the applicable director fees payable in shares of the Company's Common Stock valued at the then current market price. Such issuances are exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as being issuances not involving any public offering. In the quarter ended June 30, 2005, the Company issued an aggregate of 299 shares to outside directors in lieu of an aggregate of $2,619 of fees that would otherwise have been paid to such directors in cash. No underwriters were involved in such transactions.

Item 3.   Defaults Upon Senior Securities

      None.

Item 4.   Submission of Matters to a Vote of Security Holders

         None

Item 5.   Other Information

         None.

Item 6.   Exhibits

         None.

Supplemental Information:

As previously disclosed in our Form 6-K filing on August 16, 2005, Jon Bengtson, the Chairman of the Board of Radica Games, entered into a Rule 10b5-1 preset diversification program on July 6, 2005.

Rule 10b5-1 of the Securities Exchange Act of 1934 allows officers and directors to adopt written plans for trading the Company's securities in a non-discretionary, pre-scheduled manner in order to avoid concerns about initiating stock transactions when the insider may be aware of non-public information.

During the term of the trading plan, acting on behalf of a family trust, Mr. Bengtson intends to sell up to 100,000 shares, and the trading plan will terminate when such shares are sold, or in any event by June 30, 2006.

                                   SIGNATURE

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   RADICA GAMES LIMITED


Date:  September 13, 2005                          /s/ Craig D. Storey
       -------------------                         ----------------------------
                                                   Craig D. Storey
                                                   Chief Accounting Officer

                    RADICA(R) GAMES LIMITED & 20Q.NET(TM) INC
                      ANNOUNCE PARTNERSHIP WITH I-PLAY(TM)
                        TO BRING 20Q(TM) TO MOBILE PHONES


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
SEPTEMBER 13, 2005                                   CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) September 13, 2005 - Radica(R) Games Limited (NASDAQ: RADA) and 20Q.net(TM) Inc. today announced they have negotiated a strategic partnership with I-play(TM), the mobile games company, to bring the popularity of the handheld 20Q(TM) game and its artificial intelligence to mobile phones.

"The mobile, wireless and digital entertainment market continues to grow at a fast pace," said Pat Feely, Radica's CEO. "Our partnership with I-play opens the door to potential new 20Q consumers, yet offers existing fans an additional platform to play this addictive game."

"20Q appeals to people of all ages and continues to baffle those who play it," said David Gosen, COO, I-play. "It's a perfect fit for our mobile games."

The partnership will enable mobile phone customers around the world to try their hand at stumping the artificial intelligence of the all-knowing 20Q. Just like the handheld game, the mobile version will challenge players to think of an animal, vegetable, mineral or other item, and will then guess the object of the player's mind within twenty questions.

"I-play has a tremendous reputation in the casual gaming category, delivering the highest quality games to the widest possible audience," said Robin Burgener, inventor and CEO of 20Q.net. "It's exciting to see 20Q in a new role, enabling more people to experience the game's artificial intelligence."

20Q.net Inc. and I-play will collaborate and tailor the online version of the game to mobile devices. The mobile 20Q game will be available on cellular phones at the end of the year in the United States.

This is the first third-party licensing agreement for the 20Q brand. Brandgenuity, a full-service licensing agency, assisted Radica and 20Q.net Inc. in negotiating the partnership with I-play and manages the 20Q licensing program.


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     The foregoing discussion contains  forward-looking  statements that involve
     risks  and  uncertainties   that  could  cause  actual  results  to  differ
     materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


ABOUT 20Q
What is 20Q? 20Q is an AI, a website, a company and a phenomenon. Start with the quintessential word game, "20 questions," then add an incredible artificial intelligence (AI) algorithm and a website, and you've got a winning update of an old parlor-game classic for the 21st Century. Found on the internet at http://20Q.com and http://20Q.net, and rated in Alexa's top 2800 sites, the 20Q AI has evolved from an experiment in artificial intelligence into a software development firm, licensing products built on the capabilities of the 20Q AI. The technology has applications in business, education, behavioral targeting, mobile entertainment and games. It's the AI with extreme stability. 20Q's clients include Radica Games Ltd., RTL interactive GmbH, Burger King Corporation, and Bandai Co. Ltd. Awards include an Oppenheim Platinum Toy Award, Good Housekeeping Seal of Approval, and the Canadian Toy Testing Council's Toy of the Year Award. 20Q is a registered trademark of 20Q.net Inc.

ABOUT I-PLAY
I-play, the mobile games company, brings the best in mobile entertainment to a mobile gaming audience of over 600 million people via mobile operators, retail stores and online portals, including http://www.iplay.com/. I-play has been creating mobile games since 1998 and continues to spearhead the creation of games for the next generation. As one of the world's longest established and respected creators of mobile games, the I-play brand stands for quality and the best in mobile game development. Working with the best media and entertainment brands, I-play is 100% focused on mobile games, and dedicated to fulfilling the promise of the mobile phone as the first truly mass-market electronic games platform.

I-play's investors are Apax Partners and Argo Global Capital. I-play is headquartered in London, with European Regional HQ in Dunfermline, Scotland and North American Regional HQ in San Mateo, California as well as sales offices in Paris, Munich, Madrid, Rome, New York, Fairfax, Sao Paulo and Singapore.

For   more   information,   please   call   +44  (0)  20  7901   1760  or  visit
http://www.iplay.com/ I-play is a trademark and trading name of Digital Bridges Limited.

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ABOUT BRANDGENUITY LLC
Brandgenuity LLC, an independent boutique trademark licensing agency based in New York, provides turnkey licensing services to owners of famous trademarks. The agency's four principals, Jay Asher, Adina Avery-Grossman, Louis Drogin and Andrew Topkins, have more than 50 years of combined licensing and marketing experience. Brandgenuity agency services include strategic licensing planning, prospecting, negotiation, licensee management and program administration. Brandgenuity's clients include Snapple(R), Yoohoo(R), Mott's(R), World Poker Tour(R) LeapFrog (R),This Old House(R), Sports Illustrated(R), French's Mustard(R), Frank's RedHot(R) and Meow Mix(R).

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